Exhibit 99.1

Sinovac Files 2016 Annual Report on Form 20-F and Reports Unaudited Fourth

Quarter 2016 Financial Results

BEIJING, China, November 22, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that it has filed its 2016 annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2016. The Company also reported its unaudited financial results for the fourth quarter ended December 31, 2016.

Fourth Quarter 2016 Financial highlights

•	Quarterly sales from continuing operations were $31.4 million compared to $23.0 million in the prior year period, an increase of 36.7%. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.

•	Net income attributable to common shareholders was $4.4 million, or $0.08 per basic and diluted share, compared to net income attributable to common shareholders of $0.2 million, or $0.00 per basic and diluted share, in the prior year period.

Full Year 2016 Financial highlights

•	Sales from continuing operations in 2016 were $72.4 million, an increase of 7.4% from $67.4 million in 2015. The contribution of EV71 vaccine sales in the second half of 2016 offset the negative impact of the Shandong vaccine scandal that occurred in the first half of 2016.
•	Net loss attributable to common shareholders was $0.6 million, or ($0.01)per basic and diluted share, in 2016 compared to net loss attributable to common shareholders of $1.4 million, or ($0.03) per basic and diluted share in 2015.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “We are pleased with the commercial launch of our EV71 vaccine in 2016. The sales contribution from EV71 more than offset the decline of sales in our hepatitis vaccines caused by the Shandong incident in the first half of 2016.Although the incident caused profound change in the Chinese vaccine market, we continued to make progress on our pipeline programs, and we believe a strong vaccine product portfolio is important for our long-term success. From 2016 to 2017, we conducted several clinical studies on our pipeline products, including Sabin IPV, varicella, and PPV, and obtained a license to conduct clinical studies of the quadrivalent influenza vaccine.”

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Business Highlights

Marketing and Sales

An incident involving the improper distribution and sale of vaccines in Shandong province resulted in a new government regulation for vaccine distribution and logistics. The new regulation required each province to set up a centralized tendering platform, which had not previously existed in many provinces. In 2016, the new policy impacted nationwide sales of private-pay market vaccines as vaccine companies halted vaccine delivery to wait for the interpretation of the new regulation by the Chinese government. In the fourth quarter of 2016, sales started to slowly resume, due to the interpretation issued jointly by the Ministry of Health and Chinese FDA allowing for a transitional period with an expiration date of December 31, 2016.

Research and Development

Varicella –Sinovac obtained clinical research approval for its proprietary Varicella vaccine candidate from the CFDA in September2015, and completed phase I clinical trials in 2016. In August 2016, the double-blind, randomized, placebo-controlled phase III clinical trial was conducted at two sites across China's Henan province to assess the efficacy of the vaccine candidate. Approximately 6,000 healthy children from one to 12 years old completed the one dose vaccination schedule prior to the chickenpox epidemic season in China followed by an active monitoring period. The phase III trial was completed in 2017 with preliminary phase III data showing that Sinovac's varicella vaccine was 87.1% (95% CI: 69.7%, 94.5%) efficacious against chickenpox caused by Varicella-zoster Virus (VZV).In parallel, Sinovac conducted another clinical study that consisted of 1,197 volunteers from one to three years old, which was designed to evaluate the consistency of three consecutive lots of varicella vaccine manufactured by the Company. The results indicated that the immunogenicity of the three vaccine lots was consistent. We expect to file the production license application with the CFDA before the end of 2017.

sIPV –In November 2015, the Company obtained clinical trial licensing for its Sabin IPV. Phase I/II clinical trials were completed in 2017. The phase I trial was a single center and open-label study to evaluate safety among adults, children, and infants. There were 108 healthy volunteers. The results showed that the vaccine candidate had a good safety profile. The phase II clinical trial was a double blind and controlled study to evaluate safety and immunogenicity by comparing commercialized IPV and Sabin IPV vaccine to Sinovac’s vaccine candidates. The phase II trial result showed no statistical difference between the safety of the Company’s vaccine candidates and the commercialized IPV and Sabin IPV vaccine products. Furthermore, the results indicated that the immunogenicity of the vaccine candidates is equivalent to or superior to the controlled vaccine. In the third quarter of 2017, a phase III trial was commenced, which is expected to be completed in 2018.

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23 valent Pneumococcal Polysaccharide Vaccine–A double blind, randomized, and controlled phase III clinical trial on the 23-PPV commenced on April 1, 2015, to evaluate the immunogenicity and safety of the vaccine candidate on a healthy population over two years of age. The trial was conducted with 1,760 volunteers, including adults, seniors, and children. Blood serum testing was carried out throughout 2016, and the trial was completed in early 2017. The results showed that the immunogenicity and safety of Sinovac’s vaccine candidate were not inferior to the controlled vaccine, a 23-PPV already commercialized in China. Furthermore, the vaccine candidate could be used by the target age group to control and prevent diseases caused by pneumonia. The application for production license was submitted to CFDA in June 2017.

Quadrivalent influenza vaccine (QIV)–We initiated the development of a QIV in May 2013. Following the completion of preclinical studies, the Company applied for the clinical license from the CFDA. The approval to conduct a human clinical trial was issued by the CFDA in November 2016, and the trial is expected to be initiated in the fourth quarter of 2017. In contrast to the trivalent influenza vaccine, such as Sinovac’s Anflu product, which includes an influenza A H1N1 virus, an influenza A H3N2 virus, and a B virus, the quadrivalent flu vaccine is designed to protect against four different flu viruses: two influenza A viruses and two influenza B viruses. Adding another B virus to the vaccine is expected to provide broader protection against circulating flu viruses because there are two very different lineages of B viruses that both circulate during most seasons.

Unaudited Financial Results for Fourth Quarter 2016

	2016Q4	% of Sales	2015Q4	% of Sales
(In $000 except percentage data)

Hepatitis A – Healive	8,648	27.6%	10,616	46.3%

Hepatitis A&B – Bilive	1,592	5.1%	4,644	20.2%

Hepatitis vaccines subtotal	10,240	32.7%	15,260	66.5%

Influenza vaccine	3,834	12.2%	3,529	15.4%

Enterovirus 71 vaccine	17,107	54.5%	-	-

Mumps vaccine	188	0.6%	311	1.3%

Regular sales	31,369	100.0%	19,100	83.2%

H5N1	(4)	0.0%	3,852	16.8%

Total sales	31,365	100.0%	22,952	100.0%

Cost of sales	8,325	26.5%	7,268	31.7%

Gross profit	23,040	73.5%	15,684	68.3%

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Quarterly sales from continuing operations were $31.4 million compared to $23.0 million in the prior year period. Sales increased primarily due to revenue generated by the Company’s EV71 vaccine.

Gross profit from continuing operations was $23.0 million compared to gross profit of $15.7 million in the prior year period. The increase was primarily due to the contribution of EV71 vaccine sales in the fourth quarter of 2016. Gross margin was 73.5% compared to 68.3% in the prior year period.

Selling, general and administrative expenses in the fourth quarter of 2016 were $15.2 million compared to $11.7 million in the same period of 2015. The Company’s selling, general and administrative expenses increased with the higher level of sales activity. The Company also incurred a cost of $0.6 million relating to the proposed privatization of Sinovac.

R&D expenses in the fourth quarter of 2016 were $3.6 million compared to $2.9 million in the same period of 2015. The increase was mainly due to higher R&D expenses on the varicella and sIPV vaccine projects in the fourth quarter of 2016.

Income from continuing operations was $6.8 million compared to $0.5 million in the prior year period. In addition, the fourth quarter of 2015 included a loss from discontinued operations of $0.1 million, whereas no such income or loss was incurred in the fourth quarter of 2016.

Net income attributable to common shareholders was $4.4 million, or $0.08 per basic and diluted share, compared to net income attributable to common shareholders of $0.2 million, or $0.00 per basic and diluted share, in the prior year period.

Non-GAAP EBITDA was $12.5 million in the fourth quarter of 2016 compared to $4.4 million in the prior year period. Non-GAAP net income from continuing operations in the fourth quarter of 2016 was $8.8 million compared to $1.4 million in the prior year period. Non-GAAP diluted earnings per share from continuing operations in the fourth quarter of 2016 were $0.11 compared to $0.02 per share in the prior year period. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

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Financial Results for the Twelve Months Ended December 31, 2016

	2016	% of Sales	2015	% of Sales
(In $000 except percentage data)

Hepatitis A – Healive	20,044	27.7%	26,801	39.8%

Hepatitis A&B – Bilive	552	0.7%	22,615	33.5%

Hepatitis vaccines subtotal	20,596	28.4%	49,416	73.3%

Influenza vaccine	9,829	13.6%	12,674	18.8%

Enterovirus 71 vaccine	35,140	48.5%	-	-

Mumps vaccine	477	0.7%	1,472	2.2%

Regular sales	66,042	91.2%	63,562	94.3%

H5N1	6,389	8.8%	3,852	5.7%

Total sales	72,431	100.0%	67,414	100.0%

Cost of sales	22,393	30.9%	18,408	27.3%

Gross profit	50,038	69.1%	49,006	72.7%

Sales from continuing operations in 2016 were $72.4 million, an increase of 7.4% from $67.4 million in 2015. The contribution of EV71 vaccine sales in the second half of 2016 offset the negative impact of the Shandong vaccine scandal that occurred in the first half of 2016.

Gross profit from continuing operations in 2016 was $50.0 million, an increase of 2.1% from $49.0 million in 2015. Gross margin was 69.1% compared to 72.7% in 2015. The decrease was mainly due to a higher inventory provision provided for the hepatitis A&B and mumps vaccines, higher idle capacity costs charged to cost of sales, and negative gross profit for the hepatitis A&B vaccine due to a higher sales returns provision.

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Selling, general and administrative expenses in 2016 were $42.0 million compared to $37.5 million in 2015. The Company’s selling, general and administrative expenses increased with the higher level of sales activity, and the Company also incurred a cost of $2.2 million relating to the proposed privatization of Sinovac.

R&D expenses in 2016 were $12.6 million compared to $9.5 million in 2015. The increase was mainly due to higher R&D expenses on the varicella and sIPV vaccines and the MMR vaccine project.

Net loss from continuing operations was $3.1 million in 2016 compared to a net loss of $0.2 million in 2015.Net income from discontinued operations was $2.3 million in 2016 compared to a net loss of $0.7 million in 2015.

Net loss attributable to common shareholders was $0.6 million, or ($0.01)per basic and diluted share, in 2016 compared to net loss attributable to common shareholders of $1.4 million, or ($0.03) per basic and diluted share in 2015.

Non-GAAP EBITDA was $8.2 million in 2016 compared to $11.2 million in 2015. Non-GAAP net income from continuing operations in 2016 was $0.3 million compared to net income of $1.6 million in 2015. Non-GAAP diluted earnings per share from continuing operations in 2016 were $0.01 compared to diluted earnings per share of $0.01 in 2015. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2016, cash and cash equivalents totaled $62.4 million compared to $63.8 million as of December 31, 2015. In 2016, net cash used in operating activities was $15.5 million. Net cash used in investing activities was $11.8 million, which was due to purchase of equipment. Net cash provided by financing activities was $27.8 million, including loan proceeds of $45.5 million and loan repayment of $24.9 million. As of December 31, 2016, the Company had $31.3 million of bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months. The Company will seek new commercial bank loans to finance the commercialization of its pipeline products and for other operational purposes when appropriate.

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The Restatement of Prior Year Financials

The consolidated financial statements and other financial information contained in the annual report on Form20-F filed with SEC reflect a restatement of the Company’s consolidated financial statements as of and for each of the years ended December31, 2014 and 2015, and related disclosures. In connection with a transaction review for an internal investigation in response to a media article published and the allegations in a research report that the Company’s Chief Executive Officer was involved in the bribery of the former Deputy Director General of the Center for Drug Evaluation (“CDE”) under the Chinese Food and Drug Administration (“CFDA”)and certain judgments based on bribery charges by Chinese courts in four provinces against officials of the Chinese Center for Disease Control (the “CDC”), that referenced eight of the Company’s former and current salespersons, none of whom were charged with any wrongdoing, the Company corrected the errors with respect to (i) individual income tax withheld for non-routine benefits for employees and (ii) the classification of entertainment expenses and the related corporate income tax impacts as further described in the 2016 annual report filed with SEC. The Company has rectified these errors in the Company’s previously issued financial statements. Accordingly, the Company restated its consolidated financial statements for the years ended December31, 2014 and 2015.

Along with the restatement of the Company’s consolidated financial statements in connection with the errors discussed above, the Company has recorded adjustments for certain previously identified immaterial errors related to the periods presented. When these financial statements were originally issued, the Company assessed their impact and concluded that they were not material to the Company’s consolidated financial statements for the years ended December 31, 2014 and 2015. However, in conjunction with the restatement of the Company’s consolidated financial statements described above, the Company has determined that it would be appropriate to make adjustments for such previously unrecorded adjustments.

As the result of the restatement described above, the Company’s revenue increased by $0.1 million for the year ended December 31, 2012, and revenue for the years ended December 31, 2013, 2014, and 2015 were unchanged. Operating loss decreased by $0.5 million for the year ended December 31, 2012, and operating income decreased by $0.5 million, $0.2 million, and $28 thousand for the years ended December 31, 2013, 2014, and 2015, respectively. Net loss attributable to shareholders decreased by $0.4 million for the year ended December 31, 2012; net income attributable to shareholders decreased by $0.3 million for the year ended December 31, 2013; and net loss attributable to shareholders increased by $0.7 million and $0.3 million for the years ended December 31, 2014 and 2015, respectively. Net loss per share attributable to shareholders decreased by $0.01 for the year ended December 31, 2012; earnings per share attributable to shareholders remained unchanged for the year ended December 31, 2013; and net loss per share attributable to shareholders increased by $0.01 for the year ended December 31, 2014 and 2015. The Company’s cash and cash equivalent balance as of December 31, 2012, 2013 and 2015 were unchanged, and decreased by $1.5 million as of December 31, 2014due to a reclassification as the result of the restatement. Total liabilities as of December 31, 2012, 2013, 2014, and 2015 increased by $0.3 million, $0.7 million, $1.7 million, and $2.2 million, respectively.

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Update on “Going Private” Proposals

On June 26, 2017, the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) with Sinovac (Cayman) Limited, (“Parent”) and Sinovac Amalgamation Sub Limited (“Amalgamation Sub”), a wholly owned subsidiary of Parent. Pursuant to the Amalgamation Agreement, Parent will acquire the Company for cash consideration equal to $7.00 per common share. Subject to the terms and conditions of the Amalgamation Agreement, at the effective time of the amalgamation, Amalgamation Sub will be amalgamated with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Amalgamation”). Immediately following the consummation of the transactions contemplated by the Amalgamation Agreement, Parent will be beneficially owned by a consortium comprising Mr. Weidong Yin, SAIF Partners IV L.P., C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P., and Vivo Capital Surplus Fund VIII, L.P.

Our board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, or the Special Committee, unanimously approved the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and resolved to recommend that the Company’s shareholders authorize and approve the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation.

The Amalgamation is subject to customary closing conditions, including approval by an affirmative vote of holders of Shares representing at least two-thirds of the Company’s common shares present and voting in person or by proxy as a single class at a meeting of its shareholders, which will be convened to consider the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation, and the other closing conditions specified in the Amalgamation Agreement. If completed, the Amalgamation will result in Sinovac Biotech Ltd. becoming a privately-held company, and the Company’s common shares will no longer be listed on NASDAQ.

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On June 28, 2017, the Company received a written proposal (the “Sinobioway Proposal”) from a consortium comprising (i) PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., (ii) Shandong Sinobioway Biomedicine Co., Ltd., (iii) CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., (iv) Beijing Sinobioway Group Co., Ltd., (v) CITIC M&A Fund Management Co., Ltd., (vi) Heng Feng Investments (International) Limited, and (vii) Fuerde Global Investment Limited (collectively, the “Sinobioway Consortium”), pursuant to which the Sinobioway Consortium proposed to acquire the Company for cash consideration equal to $8.00 per common share (the “Sinobioway Transaction”).During the course of the following three months, the Special Committee and its advisors sought to clarify the terms of the Sinobioway Proposal, including the financing of the Sinobioway Transaction, and the likelihood of consummating the Sinobioway Transaction, with the Sinobioway Consortium and its advisors. In late October, the Special Committee determined, after consultation with its advisors, that negotiations with respect to the Sinobioway Proposal were not permitted under the Amalgamation Agreement based on the information provided by the Sinobioway Consortium prior to such determination.

Updates on internal investigations

In December 2016, the Company’s audit committee engaged Latham & Watkins as independent counsel to assist with an internal investigation regarding a media article published and the allegations in a research report that the Company’s Chief Executive Officer was involved in the bribery of the former Deputy Director General of the Center for Drug Evaluation (“CDE”) of the Chinese Food and Drug Administration (“CFDA”). In June 2017, the Company became aware of certain judgments based on bribery charges issued by Chinese courts in four provinces against various officials of the Chinese Center for Disease Control (the "CDC"). While these judgments appear to reflect an industry-wide investigation focused on CDC officials, they also referenced eight of the Company's former and current salespersons, together with sales personnel from several other Chinese vaccine companies and distributors. These judgments did not name, and no charges were brought against, the Company or any of its directors, officers or employees as defendants. The eight referenced employees cooperated with the procuratorate. Upon becoming aware of these judgments, the Company’s audit committee expanded its internal investigation to review matters related to these judgments and the Company's sales practices and policies and further engaged Latham & Watkins to continue the independent investigation with the expanded scope. The internal investigation has been completed but could be subject to further requests for the Company’s cooperation with various government agencies.

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About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

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Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations.  For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in income from operations from continuing operations, net income from continuing operations and diluted EPS from continuing operations. Sinovac believes that non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP EBITDA, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations should not be considered in isolation or construed as an alternative to income from operations from continuing operations, net income from continuing operations, diluted EPS from continuing operations, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income (loss) from continuing operations, excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income from continuing operations represents net income from continuing operations before share-based compensation expenses, and foreign exchange gain or loss.

Non-GAAP diluted EPS from continuing operations represents non-GAAP net income attributable to ordinary shareholders from continuing operations divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

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Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com

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SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of December 31, 2016 and December 31, 2015

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	December 31, 2016	December 31, 2015
Current assets	(Unaudited)	(Restated)

Cash and cash equivalents	$62,434	$63,834
Restricted cash	3,007	1,626
Accounts receivable - net	49,832	39,021
Inventories	14,102	18,655
Prepaid expenses and deposits	1,372	958
Deferred tax assets	3,421	2,603
Current assets held for sale	-	1,797
Total current assets	134,168	128,494

Property, plant and equipment	66,882	63,837
Prepaid land lease payments	8,697	9,574
Long-term inventories	98	-
Long-term prepaid expenses	23	25
Prepayment for acquisition of equipment	964	328
Deferred tax assets	452	593
Total assets	211,284	202,851

Current liabilities
Short-term bank loans and current portion of long-term bank loans and other debt	31,279	21,775
Loan from a non-controlling shareholder	2,304	2,470
Accounts payable and accrued liabilities	24,118	22,596
Income tax payable	3,150	1,643
Deferred revenue	2,766	8,144
Deferred government grants	1,777	1,202
Current liabilities held for sale	-	243
Total current liabilities	65,394	58,073

Deferred government grants	2,953	4,730
Long-term bank loans	9,448	756
Deferred revenue	89	-
Other non-current liabilities	3,136	2,940
Total long-term liabilities	15,626	8,426

Total liabilities	81,020	66,499

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	57	57
Additional paid in capital	112,668	109,944
Accumulated other comprehensive income	130	8,154
Statutory surplus reserves	14,788	13,450
Accumulated deficit	(11,365)	(10,015)
Total shareholders' equity	116,278	121,590

Non-controlling interests	14,014	14,839
Total equity	130,292	136,429
Total liabilities and equity	$211,312	$202,928

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SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (loss)

For the three and twelve months ended December 31, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
		(Restated)		(Restated)
Sales	$31,860	$22,952	$72,926	$67,414
Cost of sales	8,325	7,268	22,393	18,408
Gross profit	23,535	15,684	50,533	49,006

Selling, general and administrative expenses	15,016	11,701	41,760	37,481
Provision (recovery) for doubtful accounts	358	(545)	1,412	(49)
Research and development expenses	3,579	2,865	12,648	9,490
Loss (gain) on disposal of property, plant and equipment	49	52	478	26
Government grants recognized in income	(6,171)	(1,136)	(6,984)	(1,637)
Total operating expenses	12,831	12,937	49,314	45,311
Operating income (loss)	10,704	2,747	1,219	3,695

Interest and financing expenses	(593)	(418)	(1,729)	(1,920)
Interest income	139	206	731	1,155
Other income (expenses)	(39)	(199)	175	(85)
Income from continuing operationgs before income taxes	10,211	2,336	396	2,845
Income tax expense	(2,683)	(1,840)	(2,738)	(3,098)
Income (loss) from continuing operations	7,528	496	(2,342)	(253)
Income (loss) from discontinued operations, net of tax of nil	-	(109)	2,338	(728)
Net Income (loss)	7,528	387	(4)	(981)
Less: (Income) loss attributable to the non-controlling interests	(2,496)	(243)	(9)	(453)
Net income (loss) attributable to shareholders of Sinovac	5,032	144	(13)	(1,434)

Income (loss) from continuing operations	7,528	496	(2,342)	(253)
Other comprehensive loss from continuing operations, net of tax of nil
Foreign currency translation adjustments	(4,094)	(1,310)	(8,858)	(4,076)
Comprehensive income (loss) from continuing operations	3,434	(814)	(11,200)	(4,329)

Income (loss) from discontinued operations	-	(109)	2,338	(728)
Other comprehensive income (loss) from discontinued operations, net of tax of nil
Foreign currency translation adjustments	-	(338)	-	(338)
Comprehensive income (loss) from discontinued operations	-	(447)	2,338	(1,066)

Comprehensive income (loss)	3,434	(1,261)	(8,862)	(5,395)
Less: comprehensive (income) loss attributable to non-controlling interests	(2,003)	(8)	825	88
Comprehensive income (loss) attributable to shareholders of Sinovac	$1,431	$(1,269)	$(8,037)	$(5,307)

Earnings (loss) per share
Basic net income (loss) per share:
Continuing operations	0.09	0.00	(0.04)	(0.01)
Discontinued operations	0.00	0.00	0.04	(0.01)
Basic net income (loss) per share	0.09	0.00	0.00	(0.02)

Diluted net income (loss) per share:
Continuing operations	0.09	0.00	(0.04)	(0.01)
Discontinued operations	0.00	0.00	0.04	(0.01)
Diluted net income (loss) per share	0.09	0.00	0.00	(0.02)

Weighted average number of shares of
Basic	56,983,365	56,871,543	56,949,083	56,313,927
Diluted	57,017,663	56,975,872	56,949,083	56,313,927

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SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and twelve months ended December 31, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars)

	Three months ended		Twelve months ended
	December 31		December 31
	2016	2015	2016	2015
		(Restated)		(Restated)
Cash flows provided by (used in) operating activities
Income (loss) from continuing operations	7,475	461	(2,395)	(288)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
- Deferred income taxes	(533)	(567)	(931)	(333)
- Share-based compensation	1,462	315	2,409	952
- Inventory provision	3,176	1,321	6,377	1,820
- Provision (recovery) for doubtful accounts	358	(545)	1,412	(49)
- Loss on disposal and impairment of property, plant and equipment	75	52	504	26
- Government grants recognized in income	(5,821)	(1,136)	(6,984)	(1,637)
- Depreciation of property, plant and equipment and amortization of licenses	992	1,403	5,089	6,356
- Amortization of prepaid land lease payments	60	64	247	261
- Accretion expenses	-	30	-	120
Changes in:
- Accounts receivable	(4,617)	7,551	(15,122)	112
- Inventories	1,803	3,293	(3,025)	41
- Income tax payable	2,590	1,373	1,759	576
- Prepaid expenses and deposits	(194)	(176)	(436)	434
- Deferred revenue	2,845	(2,523)	(4,959)	(3,639)
- Accounts payable and accrued liabilities	(1,025)	3,736	1,933	(434)
- Other non-current liabilities	342	863	342	869
- Restricted cash	(2,843)	(1,677)	(1,557)	(1,677)
- Time deposit	-	-	-	1,500
Net cash provided by (used in) operating activities from continuing operations	6,145	13,837	(15,337)	5,009
Net cash used in operating activities from discontinued operations	-	(31)	(95)	(722)
Net cash provided by (used in) operating activities	6,145	13,806	(15,432)	4,287

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	10,479	6,923	45,462	21,312
- Repayments of bank loans	(3,568)	(9,572)	(24,850)	(46,786)
- Proceeds from issuance of common stock, net of share issuance costs	133	181	315	732
- Proceeds from shares subscribed	(24)	18	6,857.00	18
- Government grant received	746	146	6,857	544
- Repayment of loan from a non-controlling shareholder	-	(16)	-	(16)
Net cash provided by (used in) financing activities	7,766	(2,320)	34,641	(24,196)

Cash flows used in investing activities
- Proceeds from disposal of equipment	26	81	26	81
- Acquisition of property, plant and equipment	(4,458)	(2,024)	(12,680)	(5,299)
- Proceeds from disposal of subsidiary	(14)	801	861	801
Net cash used in investing activities from continuing operations	(4,446)	(1,142)	(11,793)	(4,417)
Net cash used in investing activities from discontinued operations	-	-	(9)	(98)
Net cash used in investing activities	(4,446)	(1,142)	(11,802)	(4,515)

Effect of exchange rate changes on cash and cash equivalents, including cash classified within current assets held for sale	(1,347)	(727)	(2,093)	(1,617)

Increase (decrease) in cash and cash equivalents, including cash classified within current assets held for sale	8,118	9,617	5,314	(26,041)
Less: Net decrease in cash classified within current assets for sale	-	(22)	(143)	(82)
Increase (decrease) in cash and cash equivalents	8,118	9,639	5,457	(25,959)

Cash and cash equivalents, beginning of period	54,316	54,195	63,834	89,793

Cash and cash equivalents, end of period	$62,434	$63,834	$62,434	$63,834

15

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and twelve months ended December 31, 2016 and 2015

(Unaudited)

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015
		(Restated)		(Restated)
Income (loss) from continuing operations	7,528	496	(2,342)	(253)
Adjustments:
Share-based compensation	1,462	315	2,409	952
Depreciation and amortization	1,052	1,467	5,336	6,617
Interest and financing expenses, net of interest income	454	212	998	765
Net other (income) expense	39	199	(175)	85
Income tax expense	2,683	1,840	2,738	3,098
Non-GAAP EBITDA	13,218	4,529	8,964	11,264

Income (loss) from continuing operations	7,528	496	(2,342)	(253)
Add: Foreign exchange loss	501	585	942	865
Add: Share-based compensation	1,462	315	2,409	952
Non-GAAP net income (loss) from continuing operations	9,491	1,396	1,009	1,564

Net Income (loss) from continuing operaitons attributable to shareholders of Sinovac	5,032	253	(2,351)	(706)
Add: Non-GAAP adjustments to net income from continuing operations	1,963	900	3,351	1,817
Non-GAAP net income attributable to shareholders of Sinovac from continuing operations for computing non-GAAP diluted earnings (loss) per share	6,995	1,153	1,000	1,111

Weighted average number of shares on a diluted basis	57,017,663	56,975,872	56,949,083	56,313,927
Diluted earnings (loss) per share from continuing operations	0.09	0.00	(0.04)	(0.01)
Add: Non-GAAP adjustments to net income per share from continuing operatons	0.03	0.02	0.06	0.03
Non-GAAP Diluted earnings per share from continuing operations	0.12	0.02	0.02	0.02

16